April 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael K. Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Camden National Corporation
Schedule TO-I filed March 24, 2006

Dear Mr. Pressman:

This letter is submitted on behalf of Camden National Corporation (the “Issuer”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of April 4, 2006 to William P. Mayer, Esq. of Goodwin Procter LLP, counsel to the Issuer (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment.

The Issuer will file an amendment to the Schedule TO-I filed on March 24, 2006 (the “Schedule TO”) in response to the Staff’s comments and to reflect other amendments to the Schedule TO.

Schedule TO

Determination of Validity, page 23

Comment 1:

We refer to the third sentence of this section. In the event you waive a condition, you must waive it for all stockholders. Please revise accordingly.

Mr. Michael K. Pressman

Securities and Exchange Commission

April 7, 2006

Response 1:

In response to the Staff’s comment, the Issuer has revised its disclosure in the Amendment to the Schedule TO, amending “Section 4—Procedures for Tendering Shares” of the Offer to Purchase, by amending the third sentence of the subsection entitled “Determination of Validity” to read in its entirety:

“We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares of any particular stockholder, and any such conditions, defects or irregularities so waived shall be waived for all stockholders.”

Conditions to the Offer, page 25

Comment 2:

We note that you reserve the right to terminate the offer in the event a condition is triggered “regardless of the circumstances giving rise to the event.” Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

Response 2:

In response to the Staff’s comment, the Issuer has revised its disclosure in the Amendment to the Schedule TO, amending “Section 7—Conditions of the Offer” of the Offer to Purchase, by inserting the parenthetical after the language quoted in the comment you raised above, such that the introductory language to such section to reads in its entirety:

“Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after March 24, 2006 and prior to the Expiration Date, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event (except to the extent that such circumstances arise out of our action or omission), makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:…”

Comment 3:

We refer to subpart (iii)(e) and subpart (iv). It appears that these conditions address the same issues. Please revise to clarify how subpart (iii)(e) differs from subpart (iv).

Mr. Michael K. Pressman

Securities and Exchange Commission

April 7, 2006

Response 3:

In response to the Staff’s comment, the Issuer has revised its disclosure in the Amendment to the Schedule TO by amending, “Section 7—Conditions of the Offer” of the Offer to Purchase, by deleting subpart (iii)(e). Subpart (iii)(f) will now be subpart (iii)(e). We have also amended and restating subpart (iv) to read in its entirety:

“(iv) no decrease of more than 10% in (a) the market price for the shares of our common stock or in (b) the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, Nasdaq Composite Index or the Standard & Poor’s 500 Composite Price Index, each measured from the close of trading on March 23, 2006, and, in the case of (b), which decrease could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or on the trading in our shares;”

Comment 4:

We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Response 4:

In response to the Staff’s request for a supplemental confirmation, the Issuer understands and acknowledges that if a condition is triggered and the Issuer decides to proceed with the Offer, such action will constitute a waiver of the triggered condition. If a material condition is waived, the Issuer understands and acknowledges that, to the extent required by applicable rules and regulations of the Commission, it may be required to extend the Offer and/or disseminate additional tender offer materials.

Comment 5:

We note your statement that any determination you make will “be final and binding.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Mr. Michael K. Pressman

Securities and Exchange Commission

April 7, 2006

Response 5:

In response to the Staff’s comment, the Issuer has revised its disclosure in the Amendment to the Schedule TO, amending “Section 7—Conditions of the Offer” of the Offer to Purchase, by deleting the following sentence from the second paragraph:

“Any determination or judgment by us concerning the events described above will be final and binding on all parties.”

United States Federal Income Tax Consequences, page 36

Comment 6:

Please delete the statement that your discussion “is for general information only.” We believe this statement might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Response 6:

In response to the Staff’s comment, the Issuer has revised its disclosure in the Amendment to the Schedule TO, by amending “Section 13—United States Federal Tax Consequences” of the Offer to Purchase, by deleting the following sentence from the last paragraph of that section in its entirety:

“THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY.”

* * * * *

Mr. Michael K. Pressman

Securities and Exchange Commission

April 7, 2006

As requested in the Comment Letter, the Issuer has acknowledged to us, and has granted us the authority to represent to the Commission on behalf of it, that:

•	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Issuer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1534 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ William P. Mayer

William P. Mayer, Esq.

Goodwin | Procter LLP

cc:	Sean Daly

        Camden National Corporation

Kathryn I. Murtagh, Esq.

        Goodwin Procter LLP